UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
19 February 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Power Integrations, Inc.

File No. 0-23441 -- CF# 31945

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Power Integrations, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibits 10.1 and 10.2 to a Form 10-Q filed on August 8, 2011. Exhibit 10.1 was refiled with fewer redactions as Exhibit 10.52 to a Form 10-K on February 10, 2015.

Based on representations by Power Integrations, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1 to Form 10-Q filed August 8, 2011	through December 31, 2017
Exhibit 10.2 to Form 10-Q filed August 8, 2011	through December 31, 2017
Exhibit 10.52 to Form 10-K filed February 10, 2015	through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Brent J. Fields
Secretary